Red Oak Capital Intermediate Income Fund, LLC

625 Kenmoor Avenue SE, Suite 200

Grand Rapids, Michigan 49546

January 7, 2022

VIA EDGAR AND OVERNIGHT MAIL

Joseph Ambrogi

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	Red Oak Capital Intermediate Income Fund, LLC
Offering Statement on Form 1-A POS Filed December 28, 2021 File No. 024-11274

Dear Mr. Ambrogi:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on January 11, 2022 at 12:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Gary Bechtel
Gary Bechtel